

November 15, 2022

Deborah Thomas
Chief Financial Officer
Hasbro, Inc.
1027 Newport Avenue
Pawtucket, Rhode Island 02861

      Re: Hasbro, Inc.
          Form 10-K for Fiscal Year Ended December 26, 2021
          Filed February 23, 2022
          File No. 001-06682

Dear Deborah Thomas:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing